

Mail Stop 0407

November 10, 2005

Via U.S. Mail and Fax (604) 576-7460
Michael Martin
Corporate Controller
GPS Industries, Inc.
5500 152nd Street
Suite 214
Surrey, British Columbia V3S-5J9

>   **RE: GPS Industries, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2004**
>   **Filed April 18, 2005**
>
>   **Form 10-Q for the quarters ended March 31 and June 30, 2005**
>   **File No. 0-30104**

Dear Mr. Martin:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-KSB for the year ended December 31, 2004

<u>Note 2 – Acquisitions, pages F-6 – F-8</u>

1. We note your responses to comments 1 and 2. We note that based on your analysis of EITF 98-3, you concluded that you acquired an asset and not a business. Given this determination, and in light of your response to comment 1 and 2 in your *first* response letter, we ask that you revalue the patent asset at its total fair value. Recording the patent asset at its fair value is required by the general concepts with respect to accounting for asset acquisitions set forth in paragraphs 3-8 of SFAS 141. While we acknowledge you are not within the scope of SFAS 141 as this does not represent a business combination, we believe it would be appropriate to look to the general concepts set forth therein. Specifically, we ask that in addition to the value you assigned based on the NPV of future cash flows derived from third party licensing of the patent, you also consider the NPV of future cash flows you are saving by owning the patent, i.e. by applying the "*relief from royalty*" method. If it is determined that this dual valuation gives you a total less than the amount you paid, you may take a day one impairment representing this overpayment premium.

    As you have stated in our phone conversations, and in accordance with FAS 144, paragraph 8, you performed an impairment test as of December 31, 2004 for recoverability. We ask that you confirm that this recoverability testing of the cash flows was done at the lowest level for which identifiable cash flows are largely independent of other cash flows for other groups of assets and liabilities as required by paragraph 10 of SFAS 144. In your situation, it would appear that this level would be the underlying business, as contemplated by paragraph 11 of SFAS 144. Testing would be performed at this level because the requirements of SFAS 144, paragraph 7, would indicate to look to the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Accordingly, while the cash flows prepared to calculate the value of the patent asset under the "*relief from royalty*" method would be appropriate for initial fair value determination, in testing the asset for impairment under SFAS 144 such a method would not be appropriate. Once you have completed your impairment test with respect to the patent asset under SFAS 144, if the amount is different than the impairment loss you had previously reported, please revise or advise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director